UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 29, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart Mackenzie

Name:	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: February 29, 2008

29 February 2008
LGL TO LIFT LIHIR ISLAND PRODUCTION
TO APPROXIMATELY 1 MILLION OUNCES PER YEAR
Lihir Gold Ltd (LGL) is to proceed with a major upgrade of its Lihir Island operations in Papua New Guinea, lifting gold production capacity to approximately 1 million ounces per year from 2011.
The upgrade, approved by the Board of Directors today, has been the subject of a rigorous 12 month feasibility study which concluded that it would provide a robust return, positioning LGL for increased output, lower cash costs and more reliable and consistent production.
Key Findings
The study concluded that the upgrade will:
•	Increase gold production by an average 240,000 ounces per year over the life of the operation.

•	Lift output over the period from 2011 to 2021 by 2.35 million ounces to more than 10 million ounces.

•	Increase gold production by in excess of 1 million ounces over the life of the operation, due to improved processing efficiencies.

•	Provide potential for additional reserves to be established due to the improved project economics, extending the life of the operation.

•	Reduce costs of production by approximately $80 per ounce, following commissioning in 2011.

•	Boost operating cashflows and deliver a significant uplift to net present value.

•	Create operational flexibility to ensure more reliable and consistent production.

•	Involve capital investment of $696 million, to lift process plant capacity to match the current mining rate.
LGL Chief Executive Arthur Hood said the decision to proceed with the expansion represented a major step in the development of the company.
“This upgrade will lift the Lihir Island operation to the appropriate scale to extract full value from the 23 million ounce gold deposit.” he said. “We already mine more than one million ounces of gold each year at Lihir, of which we have traditionally processed approximately 600,000 — 700,000 ounces, with the remainder stockpiled. This investment in additional processing capacity will allow us to match our processing throughput rates with our mine production, reduce stockpiling of ore, enhance returns to our stakeholders and become a more reliable and consistent producer over many more years of operation at Lihir Island.”

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www. LGLGold.com	Brisbane QLD 4000 Australia

Page 2.
Overview
The proposed upgrade will involve the installation of one additional autoclave of twice the capacity of each of the three existing autoclaves, as well as additional crushing, grinding, thickening, oxygen, and leach plant facilities.
The expansion will increase the grinding capacity of the plant from around 6.5-7 Mt/a, to approximately 10.5-12 Mt/a, increasing annual gold output by between 200,000 oz and 300,000 oz.
Average incremental production of approximately 240,000 oz per annum is expected over the remaining 20+ year life of the operation. This is to be achieved in two ways:
•	By maximising direct feed ore to the autoclaves, the proportion of ore fed through the flotation circuit is reduced, thereby increasing gold recoveries and consequently total gold production.

•	By accelerating processing rates, bringing forward production and maximising value.
Higher annual production levels will produce significant economies of scale, leading to a reduction in unit costs of approximately US$80 per ounce.
These estimates are based on the existing resource and reserve models and the current mine plan, which have yet to be optimised for the expansion. Reduced costs and improved economics are expected to feed through to a reduction in cut off grades for the reserve, further boosting total gold production, extending the mine life and lifting project returns.
The plant upgrade has been developed with the approach of minimising risk by utilising the same processes and technology currently in use at Lihir. A conservative approach has been taken to design and equipment specification.
Business Model
The decision to proceed with the project paves the way for a fundamental change in the operating model at Lihir Island, providing the capital investment necessary to capture full value from the 23 million ounce deposit.
Following the expansion, the increased plant capacity will enable the processing of a larger proportion of the ore mined each year, lifting revenues and reducing tonnages of lower grade ores to be stockpiled.
The previous operating model had involved mining approximately 10-12 million tonnes of ore per year (containing more than 1 million ounces of gold), of which some 4-5 million tonnes of higher grade ore has been processed. The remaining lower grade ore was stockpiled for processing in the years following the planned completion of mining in 2021. Under the current mine plan, stockpiles were forecast to peak at 137 million tonnes in 2021, containing some 9 million ounces of gold.
The plant expansion will enable more of the mined ore to be processed and monetized, reducing rehandling, bringing forward production from future years and lifting net present value. No additional mining will be required, and the stockpile peak will reduce by approximately 40 million tonnes.
A further important benefit is that increased plant throughputs will alleviate pressures to selectively mine and feed higher grade ore, improving operational consistency and reducing sensitivities to short term variations in ore gold grade. Furthermore, duplication of key elements in the processing chain will create operational flexibility, adding redundancy and delivering increased plant utilization. These benefits have not been quantified in the feasibility study.

Page 3.
Community benefits
The upgrade will also deliver a range of benefits for the people of Lihir managed through the Lihir Sustainable Development Plan agreement. It will provide significant investment into the local community at Lihir and will make a major contribution to growth in the Provincial and National economies in PNG. Economic benefits will flow to landowners, employees and shareholders.
The expansion will ensure that full value is extracted from the Lihir resource, maximizing benefits flowing to the community in the form of higher royalty payments and improved infrastructure. Significant job opportunities will be created directly and through the supply chain, with construction and ongoing mining and processing contracts potentially available for Lihirian and PNG companies.
Importantly, the long life of the project remains assured. The mining period, planned to continue until 2021, may be extended through further resource additions and improved project economics.
Capital costs
Estimated capital costs for the project are included in the following table, expressed in 2008 dollars.

		2008	2009	2010	2011	Total
Total Cost	$M	138	268	188	102	696
These costs exclude capital investment required for expansion of geothermal power supply. The feasibility study has been developed on the basis that the expanded plant will be powered by geothermal generators. The expanded plant will lift power demand to 126 MW, up from current demand of 76 MW.
Existing geothermal power generation capacity on Lihir Island totals 56 MW. Optimisation of the existing plant is expected to lift production to 76 MW through improvements to turbines and addition of binary units to utilize heat from brine, which is currently rejected as waste. The estimated capital cost of this optimisation is approximately $40 million.
An additional geothermal power station, generating 40 MW, will be constructed to power the expanded plant, at an estimated capital cost of approximately $150 million, including costs of drilling and proving up the steam resource. The remaining 10MW required to take total power supply to 126 MW will be derived from existing Heavy Fuel Oil power supply. A full evaluation of geothermal power supply costs is expected to be completed by the end of 2008.
The following table sets out capital costs in more detail.

US$M
Direct Costs
Primary crushing and conveying	65
Grinding & classification	44
Grinding thickeners & reagent handling	32
Pressure oxidation and oxygen plant	162
Cyanidation & adsorption, gold recovery	54
Water supply	36
Other	44
Total Direct Costs	437

Indirect Costs and Contingency
Overheads, project management, engineering and design, freight etc	259
Total	696

Page 4.
The capital cost estimate has been developed on a conservative basis, has been subject to thorough third party review, and includes material and equipment price increases expected to occur in 2008. In addition to cost allowances for the plant and equipment required to ensure maximum availability and utilisation, additional costs have been allowed to bring the existing plant and infrastructure to a standard considered necessary to support a long life operation.
Operating metrics
Under the previous project plan, mining was to continue until 2021, with processing of stockpiled ore to continue until 2040. The expansion will enable production scheduled for beyond 2032 to be brought forward to earlier years, although the life of the operation is likely to be extended if reserves are increased due to improved project economics and further resource drilling.
The feasibility study assumes that post the expansion, the average grade over the life of the operation will be approximately 3 grams per tonne, and average recovery rates will be approximately 80-85%.
Operating Costs
Unit operating costs are expected to reduce by approximately $80 per ounce over the life of the project beyond the expansion in 2011. While mining costs per tonne mined are expected to remain relatively stable, processing costs per ounce and unit G&A costs will reduce significantly due to the combination of increased production, a high proportion of fixed costs and shorter mine life. Gross cash costs are expected to be less than $400/oz. As a greater proportion of mined ore will be processed post the expansion, and less ore stockpiled, cost deferrals will reduce, and the difference between gross and total cash costs will narrow over time. However, total cash costs will be in the mid to low $300s until close to the end of the mining phase.
Construction schedule
The construction activity will be project managed in-house. A general philosophy of prefabrication of plant will be adopted where possible to reduce interruption to the existing operations. In addition, a staged approach to construction will be used where possible to deliver earlier increases in production and reduce operational risks. The cyanidation circuit, crusher and water supply projects are expected to deliver early benefits to the operation. Construction is expected to be completed by July 2011, following installation of the oxygen plant, which is the item of equipment with the longest lead time.
Permitting
Regulatory approvals and permits will be sought from the relevant authorities progressively over the next 18 months to two years. These will include environmental approvals and an additional mining lease to facilitate water supply infrastructure construction. A program of community and government consultation has already commenced.
Funding
At today’s gold price and costs of production at Lihir, the investment will be funded by cash flows from operations. In any case, standby credit facilities are being established for general corporate purposes and to provide additional financial flexibility.
For further information:
Joe Dowling
General Manager Corporate Affairs
+617 3318 3308